White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Incentive Stock Options Granted

White Knight Resources Ltd. (TSXV – WKR)
Vancouver, British Columbia
January 10, 2006

White Knight Resources Ltd. (the “Company”) has granted incentive stock options directors, officers and employees to purchase up to 2,000,000 common shares at a price of $1.91 per share for a period of five years, pursuant to its Stock Option Plan.

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. The 2005 exploration season is very active for the Company as the total anticipated drilling exposure during the 2005 field season is expected to be approximately 70,000 feet.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.